UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Act of 1934

Date of Report (Date of earliest event reported): November 13, 2019

Synthesis Energy Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33522	20-2110031
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Riverway, Suite 1700 Houston, Texas	77056
(Address of principal executive offices)	(Zip Code)

(713) 579-0600
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CRF 240.133-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously reported, on May 16, 2019, Synthesis Energy Systems, Inc. (the “Company”) received a notice of noncompliance (the “Notice”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not compliant with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) for continued listing on The Nasdaq Capital Market because the Company’s stockholders’ equity, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2019, was below the required minimum of $2.5 million. Based on materials provided to Nasdaq by the Company, the Staff granted the Company an extension through November 12, 2019 to complete its previously announced merger transaction with Australian Future Energy Pty Ltd.

On November 13, 2019, the Company received notification from the Staff that it did not meet the terms of the previously granted extension and, as a result, the Staff has determined that that the Company’s securities would be subject to delisting unless the Company timely requests a hearing before a Nasdaq Hearings Panel (the “Panel”).

Additionally, on October 17, 2019, the Staff notified the Company that since it failed to timely file its Annual Report on Form 10-K for the year ended June 30, 2019 (the “Form 10-K”), it no longer complied with Nasdaq Listing Rule 5250(c)(1). The Company was given until December 16, 2019, to submit a plan of compliance for consideration by the Staff. However, pursuant to Nasdaq Listing Rule 5810(c)(2)(A), the Staff has informed the Company that it can no longer consider the Company’s plan, and, as a result, the failure to file the Form 10-K serves as an additional and separate basis for delisting.

Based on the foregoing, the Company intends to timely request a hearing before the Panel. The hearing request will automatically stay any suspension/delisting action through December 5, 2019. In connection with the hearing request, as permitted under the Nasdaq Listing Rules, the Company will request that the Panel extend the stay through the hearing and the expiration of any extension period granted by the Panel following the hearing. However, there can be no assurance that the Panel will grant the extended stay or that the Panel will grant the Company an extension to enable it to complete the planned merger transaction and thereby demonstrate compliance with all applicable requirements for listing on The Nasdaq Capital Market. The Company’s management is working diligently to complete the Form 10-K, as well as its Quarterly Report on Form 10-Q for the period ended September 30, 2019, and to file the Form S-4 in connection with the merger transaction with Australian Future Energy Pty Ltd, and intends to file the documents with the SEC as soon as practicable.

In addition, on November 15, 2019, the Company issued a press release related to the Notice. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

99.1	Press Release issued on November 15, 2019 related to Nasdaq notice of non-compliance.

Forward-Looking Statements

This current report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken, occur or be achieved. The forward-looking statements include statements about future operations and the anticipated timing for closing the proposed merger. Forward-looking statements are based on current expectations and assumptions and analyses made by the Company and AFE in light of experience and perception of historical trends, current conditions and expected future developments, as well as other factors appropriate under the circumstances. However, whether actual results and developments will conform with expectations is subject to a number of risks and uncertainties, including but not limited to the possibility that the companies may be unable to obtain stockholder approval or satisfy the other conditions to closing. The Company’s annual report on Form 10-K for the year ended June 30, 2018, recent current reports on Form 8-K, and other SEC filings discuss some of the important risk factors identified that may affect its business, results of operations, and financial condition. The Company and AFE undertake no obligation to revise or update publicly any forward-looking statements, except as required by law.

Additional Information about the Transaction

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company that also constitutes a prospectus of the Company relating to the Common Stock to be issued pursuant to the Merger. The proxy statement/prospectus will include important information about both the Company and AFE. The Company also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AFE AND THE PROPOSED TRANSACTION. Investors and security holders may obtain these documents when available free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by the Company can be obtained free of charge from the Company’s website at www.synthesisenergysystems.com.

Participants in Solicitation

The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its annual report on Form 10-K for the year ended June 30, 2018, which was filed with the SEC on November 14, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 29, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Synthesis Energy Systems, Inc.

Dated: November 15, 2019	/s/ Robert Rigdon
Robert Rigdon
President and Chief Executive Officer